

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Robert E. Goetz, Jr.
Chief Executive Officer
Community Heritage Financial, Inc.
24 West Main Street
Middletown, MD 21769

      Re: Community Heritage Financial, Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed September 23, 2022
           File No. 024-11920

Dear Mr. Goetz:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance